FDA Clarifies Path to Review Completion for MDS Bioanalytical Clients

TORONTO -- January 10, 2007 -- MDS Inc. (TSX:MDS)(NYSE:MDZ), a company providing a range of products and services to the global life sciences markets, announced that the Food and Drug Administration (FDA) today outlined a path that will enable MDS and its clients to bring closure to the agency’s review of bioanalytical studies conducted at the Company’s St. Laurent and Blainville, Quebec, Canada facilities from January 2000 through December 2004.

The FDA began today to notify sponsors of submissions related to approved and pending drugs from this period, that they can address FDA concerns about the accuracy and validity of the bioanalytical studies by taking one of the following three actions: 1) repeat their bioequivalence studies, or 2) re-analyze their original study samples at a different bioanalytical facility, or 3) independently audit original study results.

FDA stated that it is taking this action as a precautionary measure to ensure that data submitted to the Agency and used in making approval decisions is of the highest quality. At the same time, FDA made clear that its’ adverse event surveillance monitoring program has not detected any signals or any evidence that any of the drugs involved pose a safety or lack of efficacy risk. The FDA also made it clear that it does not have any evidence that there are problems with the quality, purity, or potency of the affected drug products.

MDS agreed in February 2005 to undertake a review of bioequivalence studies which were conducted at the St. Laurent facility from January 2000 through December 2004, following FDA inspections that raised issues about how the studies were conducted. Through the course of this review, MDS has taken numerous corrective actions to meet the FDA’s requirements, but thus far has not yet been able to fully satisfy the FDA.

MDS plans to immediately end its’ retrospective review of the bioanalytical studies and redirect efforts to support its clients with independent audit activities. While MDS believes that its’ retrospective review can effectively determine the validity of data for the subject studies, it sees the FDA approach as an efficient path to bring closure to this issue for the Company’s clients.

“While we are disappointed in the time and effort that it has taken to get to this course of action, we believe that it will benefit everyone involved to have a crisp path forward to resolve this issue,” said Stephen P. DeFalco, President and CEO, MDS Inc. “We will fully support our clients with data and information from their studies to help bring this issue to a rapid and complete resolution.”

This review does not apply to other lines of business in St. Laurent and Blainville, and other sites where bioanalytical work is conducted. These other business lines and sites continue to operate in the ordinary course of business. MDS has no indication that the FDA has concerns with respect to any of these operations.

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 8,800 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

For further information contact:
Investor Inquiries
Sharon Mathers
Vice-President, Investor Relations and External Communications
416-675-6777 ext. 34721
sharon.mathers@mdsinc.com

Media Inquiries
Catherine Melville
Director, External Communications
416-675-6777 ext. 32265
catherine.melville@mdsinc.com